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                                                                   Exhibit 8.3
                                                               Form of Opinion


                            [LETTERHEAD OF ERNST & YOUNG]



Autoliv AB
Box 703 81
107 24 Stockholm

Stockholm March    , 1997


Ladies and Gentlemen,

         In connection with the (i) formation of Autoliv, Inc., a Delaware Corporation ("New Autoliv"), (ii) exchange of securities of Autoliv AB (the "Autoliv Securities"), a corporation organised under the laws of the Kingdom of Sweden ("Autoliv"), for shares of New Autoliv pursuant to an exchange offer (the "Exchange Offer") and (iii) compulsory acquisition by a wholly-owned subsidiary of New Autoliv which is a corporation organised under the laws of the Kingdom of Sweden ("Swedish NewCo"), of Autoliv Securities from holders of Autoliv Securities not participating in the Exchange Offer (the "Compulsory Acquisition") under the laws of the Kingdom of Sweden, together with the contemporaneous merger (the "Merger") into Morton International, Inc., an Indiana corporation ("Morton"), of ASP Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of New Autoliv ("Merger Sub"), as stipulated in the Combination Agreement dated as of November 25, 1996, among New Autoliv, Morton, Merger Sub and Autoliv (the "Combination"), you have requested that we render as contemplated by Section 9.1(i) of the Combination Agreement, an opinion concerning the consequences under the Swedish income tax laws of the Exchange Offer as it relates to New Autoliv, Autoliv and the Autoliv stockholders.

         For purposes of the opinion set forth below, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Combination Agreement, the
Proxy Statement/Prospectus/Exchange Offer, dated March [    ], 1997, and such
other documents as we deemed necessary or appropriate. We have assumed that the facts and information contained in the documents mentioned above were true,
correct and complete in all material respects as of March [    ], 1997, and that
no material changes have occurred since such date. In addition, we have relied upon the accuracy and completeness of certain statements and representations (which statements and representations we have neither investigated nor verified) set



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forth in the certificates dated the date hereof delivered by officers of Autoliv and New Autoliv.

         Based upon and subject to the foregoing and subject to the limitation of the following sentence, it is our opinion that under Swedish income tax law as in effect on the date hereof, the Exchange Offer will not be taxable to New Autoliv, Autoliv, or the Autoliv stockholders who are fiscal residents of Sweden, with the exception of individuals who have emigrated from Sweden but are still considered to be residents of Sweden for tax purposes due to continuing significant personal connections to Sweden. We express no opinion with regard to the tax consequences to Autoliv stockholders whose shares are (i) treated, under the Swedish tax laws, as current assets in a business operation, (ii) are held by a partnership, or (iii) are held by nonresidents of Sweden.

         Except as set forth above, we express no opinion to any party as to the tax consequences of the Merger, the Exchange Offer and certain related transactions. This opinion is furnished to you solely for your benefit pursuant to Section 9.1(i) of the Combination Agreement and is not to be used, circulated, quoted or otherwise referred to for any purposes without our prior written consent. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.


Yours sincerely,






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